FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Continues to Intersect High-Grade Mineralization in New Area of Focus Between Eastern and Main Extensions at Island Gold

Toronto, Ontario (June 10, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface exploration drilling at the Island Gold Mine, further extending high-grade gold mineralization. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

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Eastern Extension: additional high-grade mineralization intersected in the previously untested area between the Eastern and Main Extensions. All five intersections drilled to date in this recently discovered area have intersected ore grade gold mineralization. This area is located within a 500 metre (“m”) gap between Inferred Mineral Resource blocks, and is only 1,000 m from surface and relatively close to existing infrastructure. New highlights include:

•	102.74 g/t Au (58.62 g/t cut) over 3.94 m (MH18-05); and

•	31.66 g/t Au (31.66 g/t cut) over 2.95 m (MH18-04);

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Main Extension: high-grade mineralization extended 90 m east from the nearest previously reported intersection (MH17-01). High-grade mineralization has been extended over 1,000 m east of current mine workings and remains open along strike to the east and both up and down-plunge. New highlights include:

•	24.08 g/t Au (14.21 g/t cut) over 6.27 m (MH17-06); and

•	6.01 g/t Au (6.01 g/t cut) over 9.97 m (MH13-6).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 225 g/t Au for Main and Extension 1 areas, and 160 g/t Au for Extension 2 Area.
“Island Gold continues to be a tremendous success story on all fronts. We just received the Phase II expansion permit this past month and ongoing exploration success continues to support strong potential for additional growth in mineral reserves and resources and a Phase III expansion of the operation. We’re extending high-grade mineralization across all three areas of focus and see excellent potential within the recently discovered area between the Main and Eastern Extensions where we are continuing to close the gap between high-grade resources,” said John A. McCluskey, President and Chief Executive Officer.
2019 Drilling Program - Island Gold Mine
The focus of the 2019 exploration drilling program is to continue to expand the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone (Figure 1).
The ongoing exploration program at Island Gold has been successful in extending high grade gold mineralization across each of the Main, Western, and Eastern Extensions. This has translated into significant growth in Mineral Reserves and Resources since the November 2017 acquisition of Island Gold.
A total of 17,873 m of surface directional exploration drilling has been completed to date in 2019. New highlight intercepts can be found in Figures 1 and 2 and Table 1 at the end of this news release.

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The 2019 drill program includes 48,000 m of surface directional exploration drilling, 30,000 m of underground exploration drilling, 35,000 m of delineation drilling, and 917 m of exploration drift development.
Surface Exploration Drilling
Eastern Extension
Surface directional drilling within the Eastern Extension is focused on testing the new area of high-grade gold mineralization within the E1E Zone that was discovered in May 2019. This area is located down-plunge from known Inferred Resource blocks, between the 850 m and 1,150 m vertical depths, and previously reported high-grade intersections approximately 350 m further to the east (Figure 2). New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	102.74 g/t Au (58.62 g/t cut) over 3.94 m (MH18-05); and

•	31.66 g/t Au (31.66 g/t cut) over 2.95 m (MH18-04).
To date, five drill holes have been completed in this area with all intersecting ore-grade gold mineralization. This includes new drill holes MH18-05, which intersected 102.74 g/t Au (58.62 g/t cut) over 3.94 m and MH18-04 intersecting 31.66 g/t Au (31.66 g/t cut) over 2.95 m. These new intersections are located 120 m and 50 m west, respectively from previously reported drill hole MH18-03 which intersected 46.11 g/t Au (25.81 g/t cut) over 4.67m (see Press Release dated May 9, 2019).
These drill hole intersections are approximately 200 m down-plunge from the closest Inferred Mineral Resources in the Eastern Extension, and 300 m vertically above Inferred Mineral Resources defined in the eastern down-plunge extent of the Main Extension. Testing the potential continuity of high-grade mineralization between the Eastern and Main Extensions will be an ongoing focus in 2019 with this area having seen limited drilling to date. Two surface directional diamond drill rigs are active in this area, and will continue with 75 to 100 m spaced step-out drilling.
Main Extension
Surface directional drilling to date in 2019 has been successful in continuing to extend gold mineralization with drill hole spacing ranging from 50 to 100 m (Figure 2).
New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	24.08 g/t Au (14.21 g/t cut) over 6.27 m (MH17-06); and

•	6.01 g/t Au (6.01 g/t cut) over 9.97 m (MH13-6).

New drillhole MH17-06 (24.08 g/t Au (14.21 g/t cut) over 6.27 m) has extended high-grade gold mineralization 90 m east from the nearest previously reported drill hole intersection from MH17-01 (56.60 g/t Au (50.87 g/t cut) over 5.66 m). Gold mineralization has been extended one kilometre to the east of existing mine workings. This east plunging high-grade ore shoot remains open laterally, up and down-plunge.
The 2019 exploration program will continue to focus on further extending high-grade mineralization with the objective of defining additional Mineral Resources in this area. Three surface directional diamond drill rigs remain active in the Main Extension target area.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.

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Quality Control
Assays for the surface exploration drilling program were completed at LabExpert in Rouyn-Noranda, Quebec. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory. The Quality Assurance / Quality Control procedures are more completely described in the Technical Report filed on SEDAR by Richmont Mines, July 13, 2017.

Upcoming Catalysts and News Flow

•	Q2 2019 - Young-Davidson and Island Gold Site Tours

•	Mid-2019 - Lynn Lake Optimization Study

•	H2 2019 - Island Gold Exploration Update

•	H2 2019 - La Yaqui Grande EIA Approval

•	H2 2019 - Cerro Pelon Construction Update

•	H2 2019 - Kirazlı Construction Update

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expects", “believe", "anticipate", "plan", “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include the statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to Proven and Probable Mineral Reserves, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions readers not to place undue reliance on the forward-looking statements which are not guarantees of future events as a number of factors could cause results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: risks related to obtaining and maintaining necessary permits, licenses and authorizations required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, employee and community relations,the speculative nature of mineral exploration and development, contests over title to properties, changes in national and local government legislation, control and regulations and and fluctuations of the price of gold and foreign exchange rates as well as those factors discussed in the

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section entitled "Risk Factors" in Alamos' latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
All of the forward-looking statements made in this news release are qualified by these cautionary statements.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in the Securities Exchange Commission (the “SEC”) Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Main Island and Extension 1 areas @ 225 g/t Au; Extension 2 Area @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH18-04	E1E	Eastern Ext	1153.00	1157.20	4.20	2.95	31.66	31.66	1031
MH18-05	E1E	Eastern Ext	1137.30	1142.20	4.90	3.94	102.74	58.62	1036
MH13-6	E1E	Main Ext	1526.80	1537.60	10.80	9.97	6.01	6.01	1268
MH17-06	E1E	Main Ext	1499.00	1505.40	6.40	6.27	24.08	14.21	1214

Table 2: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting	UTM Northing	UTM Elevation (m)	Comments
MH13-6	336	-72	688	692074	5351046	389	Cut from MH13-5 at 1116m
MH17-06	334	-73	982	692320	5351076	395	Cut from MH17-01 at 766m
MH18-04	339	-75	1046	691886	5351456	400	Cut from MH18-01 at 412m
MH18-05	339	-75	840	691886	5351456	400	Cut from MH18-01 at 407m
MH16-06	337	-73	789	691002	5350845	387	Cut from MH16-01 at 681m

Note: UTM mine surface elevation 382 m

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Figure 1: Island Gold Mine Longitudinal

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Figure 2: Island Gold Mine Longitudinal - Main and Eastern Extensions

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